UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 11, 2009

FOR IMMEDIATE RELEASE

For more information contact:
Rosita Covarrubias / Germán del Río
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3349

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2009
AND YEAR TO DATE RESULTS (1)

SECOND QUARTER

Revenues Up 3.5%, Operating Income decreases 5.0%, EBITDA(2) Up 1.4%, Net
Income Increases 128.7% to US$0.88 per ADR

YEAR TO DATE

Revenues Up 7.7%, Operating Income decreases 3.5%, EBITDA(2) Up 0.7%, Net
Income Increases 35.7% to US$1.91 per ADR

(Santiago, Chile, August 5, 2009) -- CCU announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and year to date, ended June 30, 2009. All US dollar figures are based on the exchange rate effective June 30, 2009 (US$1.00 = Ch$531.76) .

COMMENTS FROM THE CEO

We are very pleased with CCU’s performance considering the adverse domestic as well as international economic scenario in which we have developed our activities during the 2009 second quarter. When comparing the figures with those of the same period in 2008, one has to consider the following effects: (a) The GNP had a negative variation of 2.1% during the first quarter, and the economic activity dropped 4.4% in the second quarter of 2009. Along these lines, unemployment statistics published recently show a 10.7% unemployment rate for the period April/June, which is 2.3 points higher than the rate observed a year ago. (b)The daily average exchange rate for the quarter was Ch$567 per US$ as compared to Ch$471 per US$ in the second quarter of 2008. A depreciation of the Chilean peso vis a vis the US dollar is detrimental for CCU because raw materials indexed to the dollar become more expensive in Chilean pesos regardless of the commodities prices. In such scenario, with unfavorable economic indicators, we were able to increase sales by volume in almost all segments in which we participate, except for spirits and beer in Argentina. The total volume sold increased 4.3% and revenues grew 3.5% above the 2008 second quarter figures, after the latter was adjusted by a 3% inflation factor for the twelve months. Out of the total volume growth, 3.1 points correspond to organic growth.

______________________________
(1) Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filled with the US Securities and Exchange Commission.
(2) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before the exhibits. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

Q2’09 Results

In the described economic scenario, we were able to increase EBITDA by 1.4% in real terms with respect to the second quarter 2008 figure. EBITDA would have increased by 4.4% if we had not had the negative effect due to the Ch$ current year’s appreciation in the conversion of our Argentine affiliate’s results, which is fully disclosed in the Beer Argentina Chapter of this Press Release. Although this conversion effect is always present, it is worthwhile to be mentioned in this opportunity because of the significance of the fx variation affecting a low season quarter. The EBITDA increase is a particularly meaningful accomplishment since CCU has not yet enjoyed the full benefit of the raw material cost reduction due to stock depletion, and therefore, costs have been significantly higher in comparison to the ones in the second quarter 2008.

Net income in real terms increased 128.7% due mostly to the profit in the sale of 29.9% of Aguas CCU Nestlé S.A. equity to Nestlé Waters Chile S.A., upon the exercise of an option contract subscribed with ECUSA in 2007. The profit before taxes that resulted in the transaction was Ch$24,448 million and was recorded as non operating income in the month of June 2009.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'09	Total revenues increased 3.5%, to Ch$158,576 million (US$298.2 million), as a result of 4.3% higher consolidated volumes (of which 3.1 percentage points are due to organic growth), partially offset by 0.9% lower average prices. The increase in consolidated volumes is explained by increases in the non- alcoholic segment (6.0%), in beer Chile (3.8%), and in wines (18.2%), partially offset by lower volumes in beer Argentina (-1.0%) and spirits (-7.5%). Despite the higher average prices of beer Chile (4.6%), wine (19.8%), spirits (2.4%) and non-alcoholic beverages (0.3%), the consolidated average price was lower due to the fx effect produced by beer Argentina, which decreased its prices in Chilean pesos terms by 22.1%.

YTD	Accumulated revenues increased 7.7% amounting to Ch$373,397 million (US$702.2 million). * Percentage calculations exclude “Others/Eliminations”

Revenues by segment

	Q2 (US$ million)*

	2008		2009		% Chg.

Beer - Chile	93.5	32.8%	100.6	33.6%	7.6%
Beer - Argentina	53.6	18.8%	40.4	13.5%	-24.6%
Non-alcoholics	76.8	26.9%	80.9	27.0%	5.3%
Wine	41.8	14.7%	59.0	19.7%	41.2%
Spririts	19.4	6.8%	18.4	6.1%	-5.3%
Others/Eliminations	3.1	-	(1.1)	-	NM

TOTAL	288.2	100.0%	298.2	100.0%	3.5%

	Year to Date (US$ million)*

	2008		2009		% Chg.

Beer - Chile	251.9	39.0%	257.9	36.6%	2.4%
Beer - Argentina	97.6	15.1%	119.9	17.0%	22.8%
Non-alcoholics	187.7	29.1%	189.1	26.8%	0.7%
Wine	73.5	11.4%	105.0	14.9%	42.8%
Spririts	35.3	5.5%	33.5	4.8%	-5.0%
Others/Eliminations	6.1	-	(3.3)	-	NM

TOTAL	652.2	100.0%	702.2	100.0%	7.7%

* Percentage calculations exclude “Others/Eliminations”

GROSS PROFIT

Q2'09	Decreased 1.3% to Ch$76,456 million (US$143.8 million), as a result of 8.3% higher cost of goods sold (COGS), which amounted to Ch$82,121 million (US$154.4 million), partially offset by 3.5% higher revenues. The increase in cost of goods sold is explained by higher unitary costs of raw materials, in all business units, except beer Argentina, due to the fx effects. As a percentage of sales, the cost of goods sold increased from 49.5% in Q2’08 to 51.8% en Q2’09. Accordingly, the gross profit, as a percentage of sales, decreased from 50.5% in Q2'08 to 48.2% this quarter.

YTD	Increased 2.5%, to Ch$190,504 million (US$358.3 million) and, as a percentage of revenues, the consolidated gross profit decreased from 53.6% to 51.0%, when compared to the same period in 2008.

OPERATING RESULT

Q2'09	Decreased 5.0% to Ch$14,304 million (US$26.9 million), due to the lower gross profit, partially offset by lower selling, general and administrative (SG&A) expenses. SG&A expenses decreased in Q2'09 by 0.4%, to Ch$62,151 million (US$116.9 million). SG&A expenses as a percentage of sales decreased 1.5 percentage points, from 40.7% in Q2'08 to 39.2% in Q2'09. The consolidated operating margin decreased from 9.8% in Q2'08 to 9.0% in Q2'09.

YTD	Decreased 3.5% amounting Ch$56,172 million (US$105.6 million) and the operating margin was 15.0%, decreasing 1.8 percentage points when compared to the same period in 2008.

* Percentage calculations exclude "Others/Eliminations"

Operating Income and Operating Margin by Segment

	Q2

	Operating Income (US$ million)			Operating Margin
	2008	2009	% Chg	2008	2009

Beer - Chile	17.9	16.9	-5.1%	19.1%	16.9%
Beer - Argentina	0.2	0.6	225.0%	0.3%	1.4%
Non-alcoholics	7.2	6.3	-12.2%	9.3%	7.8%
Wine	4.4	3.9	-10.4%	10.4%	6.6%
Spirits	2.9	3.1	6.1%	15.0%	16.8%
Others/Eliminations	-4.2	-3.9	-6.3%	NM	NM

TOTAL	28.3	26.9	-5.0%	9.8%	9.0%

	Year to Date

	Operating Income (US$ million)			Operating Margin
	2008	2009	%Chg	2008	2009

Beer - Chile	71.9	60.3	-16.2%	28.5%	23.4%
Beer - Argentina	5.8	14.6	150.7%	6.0%	12.2%
Non-alcoholics	24.3	20.5	-15.8%	12.9%	10.8%
Wine	3.8	4.6	21.0%	5.2%	4.4%
Spirits	4.3	4.9	14.5%	12.2%	14.7%
Others/Eliminations	-0.7	0.7	NM	NM	NM

TOTAL	109.5	105.6	-3.5%	16.8%	15.0%

EBITDA[2]

Q2'09	Increased 1.4%, to Ch$28,724 million (US$54.0 million) compared to Q2’08, while the consolidated EBITDA margin was 0.4 percentage points lower than in Q2'08, reaching 18.1%.

YTD	Increased 0.7% to Ch$84,743 million (US$159.4 million) and the EBITDA margin reached 22.7%, decreasing 1.6 percentage points when compared to the same period in 2008.

* Percentage calculations exclude “Others/Eliminations”

EBITDA by segment

	Q2

	EBITDA (US$ million)			EBITDA margin
	2008	2009	% Chg	2008	2009

Beer - Chile	26.9	26.6	-1.1%	28.8%	26.5%
Beer - Argentina	4.5	4.1	-9.1%	8.3%	10.0%
Non-alcoholics	12.3	11.8	-4.0%	16.0%	14.6%
Wine	7.1	8.0	13.8%	16.9%	13.6%
Spirits	3.8	4.1	8.3%	19.7%	22.5%
Others/Eliminations	-1.3	-0.6	-51.2%	NM	NM

TOTAL	53.3	54.0	1.4%	18.5%	18.1%

	Year to Date

	EBITDA (US$ million)			EBITDA margin
	2008	2009	% Chg	2008	2009

Beer - Chile	91.1	79.7	-12.5%	36.2%	30.9%
Beer - Argentina	12.7	22.2	75.0%	13.0%	18.5%
Non-alcoholics	34.1	30.8	-9.7%	18.1%	16.3%
Wine	9.2	12.8	39.5%	12.5%	12.2%
Spirits	6.2	7.0	12.6%	17.6%	20.9%
Others/Eliminations	5.0	6.9	38.9%	NM	NM

TOTAL	158.2	159.4	0.7%	24.3%	22.7%

_____________________________
2 Please see the note before the exhibits.

NON-OPERATING RESULT

Q2'09	Improved Ch$22,053 million (US$41.4 million) when compared to the same quarter last year, from a loss of Ch$2,787 million (US$5.2 million) to a profit of Ch$19,266 million (US$36.2 million). The improvement in the non-operating result is explained by:

• Net non-operating income/expenses, improved in Ch$25,223 million mainly due to a one time profit of Ch$24,448 million (US$46.0) generated in the sale of Aguas CCU Nestlé S.A.’s 29.9% equity, to Nestle Waters Chile S.A

The referred profit was partially off set by the following effects:

• Goodwill amortization: increased Ch$115 million, from a loss of Ch$680 million to a loss of Ch$975 million, due mostly to the merger of VSP with Viña Tarapacá.

• Net Financial Expenses: increased Ch$628 million, from a loss of Ch$3,071 million to a loss of Ch$3,699 million due to a higher net debt related mostly to the merger of VSP with Viña Tarapacá in the last quarter 2008.

• Price level restatement/currency exchange result: varied Ch$2,328 million from a profit of Ch$1,977 million to a loss of Ch$351 million. This negative result is fully offset at the tax level, as a consequence of our hedge policy to avoid bottom line after tax effects driven by fx fluctuations.

YTD	Improved from a loss of Ch$6,269 million (US$11.8 million) to a profit of Ch$13,729 million (US$25.8 million).

NET INCOME

Q2'09	Improved 128.7% from Ch$13,070 million (US$24.6 million) to Ch$29,896 million (US$56.2 million), as mentioned before, mainly as a consequence of the better non-operating result, partially offset by a lower operating income and higher taxes, due to the sale of the 29.9% of Aguas CCU Nestle S.A

YTD	Increased 35.7% from Ch$47,562 million (US$89.4 million) to Ch$64,551 million (US$121.4 million).

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 and 4)

Business segments are currently reflected in the same way that each Strategic Business Unit (SBU) is managed. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on service level agreements. The non-allocated corporate overhead expenses and the results of the logistics subsidiary (which until last year were distributed in each business segment), have been included now in “Others/Eliminations”. For comparison purposes, last year figures were reclassified according to this criterion. As of 2009, confectionery sales are directly performed by Foods Compañía de Alimentos CCU S.A., which are not consolidated in CCU. Until December 2008, confectionery sales were done by the non-alcoholic beverage subsidiary, therefore, are consolidated and included in last year’s “Others/Eliminations”.

(Note: the comments below regarding volumes and prices refer to Q2'09.)

BEER CHILE

Revenues	increased 7.6% to Ch$53,479 million (US$100.6 million), as a result of 3.8% higher sales volumes and 4.6% higher real average prices.

Operating Income	decreased 5.1% to Ch$9,013 million (US$16.9 million), mainly as a result of higher COGS and SG&A expenses, partially compensated by higher revenues. The cost of goods sold increased 17.5%, to Ch$25,569 million (US$48.1 million), mainly due to higher direct costs. As a percentage of sales, COGS increased from 43.8% in Q2'08 to 47.8% in Q2'09. The SG&A expenses increased 2.4%, to Ch$18,897 million (US$35.5 million) mainly due to higher distribution costs, partially offset by other expense savings. As a percentage of sales, SG&A expenses decrease from a 37.1% en Q2'08 to 35.3% this quarter. As a consequence, the operating margin decreased from 19.1% in Q2'08 to 16.9% en Q2'09.

EBITDA	decreased 1.1% to Ch$14,168 million (US$26.6 million), while the EBITDA margin was 26.5% or 2.3 percentage points lower than in Q2'08.

Comments	The higher real average price when compared to Q2´08 is a consequence of price increases done in August/October 2008 and of a higher participation of the Premium products in the sales mix, partially offset by higher discounts. The higher cost is explained by the utilization of more expensive raw materials than the ones used in Q2´08. Lower price of malt will start to be noticed during the second semester, once older and more expensive inventories had been consumed and replaced by less expensive raw materials in dollar terms. The SG&A expenses increased mainly due to an increase in the distribution costs.

BEER ARGENTINA

Special remark:	The accounting rules that govern the financial statements of our affiliate in Argentina mandate they have to be translated from Argentine pesos into US dollars on a monthly basis. Subsequently, the accumulated US$ figures are converted into Chilean pesos at the US$ to Ch$ exchange rate of the end of the quarter. The figures, in Chilean pesos, corresponding to the current quarter are obtained subtracting the amounts in Chilean pesos corresponding to the previous quarter from the Chilean year to date pesos amount obtained from the described calculation. Therefore, if the Chilean peso, compared to the previous quarter, appreciates with respect to the US dollar, the P&L Chilean peso figures for the present quarter are reduced by the negative variation of the Ch$-US$ exchange rate applied to the accumulated US$ balances of the previous quarter. Therefore, any variation of the CH$-US$ exchange rate between March 31st and June 30th applied on the 1Q balances, is shown in the 2Q on a line by line basis. This accounting rule had a negative impact in CCU´s operational result of Ch$658 million and of Ch$852 million in EBITDA.

Revenues	Despite the higher revenues in US$ terms, which increased 11.1%, and the higher average prices of 12.8%, when measured in Chilean pesos, revenues decreased 24.6%, from Ch$28,521 million (US$53.6 million) in Q2’08 to Ch$21,505 million (US$40.4 million) this quarter, due to 1.0% lower sales volumes and 22.1% lower average prices. The results in Chilean pesos for the quarter had an fx effect, as explained in the special remark above.

Operating Income	measured in Chilean pesos increased Ch$212 million (US$0.4 million) from Ch$94 million (US$0.2 million) in Q2'08 to Ch$306 million (US$0.6 million) in Q2'09, as a consequence of lower revenues but also lower COGS and SG&A expenses, both in Chilean pesos terms. The cost of goods sold decreased 29.6%, to Ch$10,509 million (US$19.8 million) this quarter mainly due to the exchange rate effects mentioned before. As a percentage of sales, COGS decreased from 52.3% in Q2’08 to 48.9% in Q2’09. SG&A expenses decreased 20.9% from Ch$13,509 million (US$25.4 million) to Ch$10,690 million (US$20.1 million) this quarter, mainly due to the translation effects. As a percentage of sales, SG&A expenses increased from 47.4% in Q2’08 to 49.7% this quarter. The operating margin improved from a 0.3% in Q2'08 to 1.4% in Q2'09. Measured in dollar terms, COGS increased 3.62%, mainly due to lower direct costs, offset by an increase in production costs. SG&A expenses in dollar terms increased 7.5% mainly due to higher distribution and marketing expenses.

EBITDA	Decreased 9.1% or Ch$286 million (US$0.5 million) from Ch$2,378 million (US$4.5 million) in Q2’08 to Ch$2,161 million (US$4.1 million) this quarter, while the EBITDA margin increased from 8.3% in Q2'08 to 10.0% en Q2'09. In US$, EBITDA increased 91.4% and EBITDA margin increased to 12.7% from 7.4% in the same quarter in 2008.

Comments	The results of the second quarter are affected by the appreciation of the Chilean peso from Ch$583.26 per US$ on March 31st to Ch$531.76 per US$ on June 30 which, as commented before, had an important effect when converting the results of the subsidiary to Chilean pesos. Even though, when analyzing the results in dollar terms, we can observe a consistent improvement in the performance of the subsidiary in Argentina.

NON-ALCOHOLIC BEVERAGES

Revenues	increased 5.3% to Ch$43,002 million (US$80.9 million), due to higher volumes of 6.0% and to an increase of 0.3% in the average price.

Operating Income	decreased 12.2% to Ch$3,346 million (US$6.3 million) as a consequence of higher COGS and SG&A partially compensated by higher revenues. Cost of goods sold increased 11.3% to Ch$21,898 million (US$41.2 million) due to higher per unit direct costs, mostly explained by a higher cost in dollar of sugar and other raw materials as well as to the depreciation of the Chilean peso against the US dollar. COGS, as a percentage of revenues, increased from 48.2% in Q2’08 to 50.9% in Q2’09. SG&A increased 8.1% to Ch$17,759 million (US$33.4 million), mostly due to higher distribution expenses and higher marketing expenses to support the newly introduced products. As a percentage of revenues, SG&A increased from 40.3% in Q2’08 to 41.3% en Q2'09. The operating margin decreased from 9.3% in Q2'08 to 7.8% in Q2’09.

EBITDA	decreased 4.0% to Ch$6,261 million (US$11.8 million) and the EBITDA margin was 14.6%, 1.4 points lower than in Q2'08.

Comment	Volumes had a very positive performance in all categories during the quarter: soft drinks increased 4.6%, water 9.8%, and nectars 7.9%. In particular, flavored water and purified water strengthened their position in the market.The sale’s profit of 29.9% of Aguas CCU Nestlé S.A. equity to Nestlé Waters Chile S.A. upon the exercise of an option contract the latter subscribed with ECUSA in December 2007 was Ch$24,448 million and was recorded as a non- operational income in the month of June 2009. As a result of this transaction,since July 2009, the participation of ECUSA in Aguas CCU Nestle S.A. is 50.1%.

WINE

Revenues	increased 41.2% to Ch$31,396 million (US$59.0 million) due to an increase in sales by volume of 18.2% and of 19.8% in the average price in Ch$ excluding bulk wine.

Operating Income	decreased 10.4% from Ch$2,323 million (US$4.4 million) to Ch$2,081 million (US$3.9 million) en Q2'09, due mostly to higher COGS and SG&A. Cost of goods sold increased 54.9% from Ch$12,871 million (US$24.2 million) in Q2'08 to Ch$19,943 million (US$37.5 million) in Q2’09 due to a higher volume and to higher direct costs per unit because of vintage costs and the incidence of more premium products. As a percentage of revenues, they increased from 57.9% in Q2'08 to 63.5% in 2Q’09. SG&A increased 33.2% to Ch$9,372 million (US$17.6 million) pursuant the merger of VSP with Viña Tarapacá in December 2008. The operating margin decreased from 10.4% en Q2'08 to 6.6% en Q2'09.

EBITDA	increased 13.8% to Ch$4,267 million (US$8.0 million) in Q2’09 and the EBITDA margin decreased from 16.9% in Q2’08 to 13.6% en Q2’09.

Comments	The organic volume growth was 1.1% and the contribution of the former VT brands allowed a total increase in volumes of 18.2%. Volumes increased in all categories: domestic wine grew in 1.9%, bottled export wine in 38.8% and wine in Argentina increased volumes in 30.0%. Domestic average prices increased 23.4% due mostly to more Premium wines in our mix. The export wine average price in Ch$ increased 9.7% mainly due to a higher US$ to Ch$ average exchange rate, in comparison with the same period in 2008 (Ch$ 566.53 per US$ vs Ch$ 471.08 per US$ in 2008). The average price of exports in foreign currency fell 7.2%, driven by a reduction in price at the industry level, triggered by the economic circumstances of the export markets.

SPIRITS

Revenues	decreased 5.3% to Ch$9,783 million (US$18.4 million) due to 7.5% lower volume partially offset by 2.4% higher average prices.

Operating Income	increased 6.1% from Ch$1,547 million (US$2.9 million) to Ch$1,641 million (US$3.1 million) in Q2'09, mainly due to lower SG&A expenses. Cost of goods sold remain constant in Ch$4,997 million (US$9.4 million). COGS as a percentage of revenues increased from 48.4% in Q2’08 to 51.1% in Q2'09 due mostly to higher cost of raw materials, due to the cost of the vintage in use and more premium products in the sales mix. SG&A decreased 16.9% to Ch$3,145 million (US$5.9 million) due mostly to lower marketing expenses. As a percentage of revenues, SG&A decreased from 36.6% in Q2’08 to 32.1% in Q2’09. The operational margin increased from 15.0% in Q2'08 to 16.8% in Q2'09.

EBITDA	increased 8.3% from Ch$2,031 million (US$3.8 million) to Ch$2,199 million (US$4.1 million) and the EBITDA margin improved from 19.7% in Q2’08 to 22.5% in Q2’09.

Comments	The profitability of this segment continues to improve as a result of the focus of Compañía Pisquera de Chile (CPCh) on premium and RTD (ready to drink)products. As a result of its innovative approach, CPCh introduced this week MISTRAL ICE PREMIUM BLEND, a product which is a new category for CCU, with fresh citric notes, slightly sparkling and 7°GL alcohol content. This product intends to strengthen the pisco sophistication image.

(Five exhibits to follow)

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Note: EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 and 2.

EXHIBIT 1: INCOME STATEMENT (SECOND QUARTER 2009)

	Ch$ millions		US$ millions (1)%
	Q2'09	Q2'08	Q2'09	Q2'08	Change

Net sales	158,576	153,260	298.2	288.2	3.5%

Cost of goods sold	(82,121)	(75,832)	(154.4)	(142.6)	8.3%
% of sales	51.8%	49.5%	51.8%	49.5%

Gross profit	76,456	77,428	143.8	145.6	-1.3%
% of sales	48.2%	50.5%	48.2%	50.5%

SG&A	(62,151)	(62,379)	(116.9)	(117.3)	-0.4%
% of sales	39.2%	40.7%	39.2%	40.7%

Operating income	14,304	15,049	26.9	28.3	-5.0%
% of sales	9.0%	9.8%	9.0%	9.8%

Non-operating result
Financial income	413	(101)	0.8	(0.2)	NM
Equity in NI of rel. companies	121	219	0.2	0.4	-44.9%
Other non-operating income	24,877	446	46.8	0.8	5482.9%
Amortization of goodwill	(975)	(860)	(1.8)	(1.6)	13.4%
Interest expenses	(4,112)	(2,970)	(7.7)	(5.6)	38.5%
Other non-operating expenses	(706)	(1,498)	(1.3)	(2.8)	-52.9%
Price level restatement	1,019	(818)	1.9	(1.5)	NM
Currency exchange result	(1,370)	2,795	(2.6)	5.3	NM

Total	19,266	(2,787)	36.2	(5.2)	NM

Income before taxes	33,570	12,262	63.1	23.1	173.8%
Income taxes	(3,308)	2,108	(6.2)	4.0	NM
Tax rate	9.9%	-17.2%	9.9%	-17.2%

Minority interest	(438)	(1,315)	(0.8)	(2.5)	-66.7%

Amort. of negative goodwill	72	15	0.1	0.0	380.7%

Net income	29,896	13,070	56.2	24.6	128.7%
% of sales	18.9%	8.5%	18.9%	8.5%

Earnings per share	93.86	41.03	0.18	0.08	128.7%
Earnings per ADR	469.32	205.17	0.88	0.39

Weighted avg. shares (millions)	318.5	318.5	318.5	318.5

Depreciation	14,115	12,991	26.5	24.4	8.7%
Amortization	305	279	0.6	0.5	9.2%
EBITDA	28,724	28,319	54.0	53.3	1.4%
% of sales	18.1%	18.5%	18.1%	18.5%

Capital expenditures	13,512	21,026	25.4	39.5	-35.7%
_____________________________
(1) Exchange rate: US$1.00 = Ch$531.76

EXHIBIT 2: INCOME STATEMENT (SIX MONTHS ENDED JUNE 30, 2009)

	Ch$ millions		US$ millions (1)%
	30-June-09	30-June-08	30-June-09	30-June-08	Change

Net sales	373,397	346,828	702.2	652.2	7.7%

Cost of goods sold	(182,893)	(161,055)	(343.9)	(302.9)	13.6%
% of sales	49.0%	46.4%	49.0%	46.4%

Gross profit	190,504	185,772	358.3	349.4	2.5%
% of sales	51.0%	53.6%	51.0%	53.6%

SG&A	(134,332)	(127,555)	(252.6)	(239.9)	5.3%
% of sales	36.0%	36.8%	36.0%	36.8%

Operating income	56,172	58,217	105.6	109.5	-3.5%
% of sales	15.0%	16.8%	15.0%	16.8%

Non-operating result
Financial income	1,794	887	3.4	1.7	102.3%
Equity in NI of rel. companies	200	19	0.4	0.0	943.7%
Other non-operating income	25,132	1,280	47.3	2.4	1862.8%
Amortization of goodwill	(1,947)	(1,554)	(3.7)	(2.9)	25.2%
Interest expense	(7,889)	(5,410)	(14.8)	(10.2)	45.8%
Other non-operating expenses	(2,612)	(2,122)	(4.9)	(4.0)	23.1%
Price level restatement	2,151	(696)	4.0	(1.3)	NM
Currency exchange result	(3,100)	1,326	(5.8)	2.5	NM

Total	13,729	(6,269)	25.8	(11.8)	NM

Income before taxes	69,901	51,948	131.5	97.7	34.6%
Income taxes	(4,248)	(2,473)	(8.0)	(4.7)	71.8%
Tax rate	6.1%	4.8%	6.1%	4.8%

Minority interest	(1,282)	(1,939)	(2.4)	(3.6)	-33.9%

Amort. of negative goodwill	180	27	0.3	0.1	564.9%

Net income	64,551	47,562	121.4	89.4	35.7%
% of sales	17.3%	13.7%	17.3%	13.7%

Earnings per share	202.67	149.33	0.38	0.28	35.7%
Earnings per ADR	1,013.35	746.66	1.91	1.40

Weighted avg. shares (millions)	318.5	318.5	318.5	318.5

Depreciation	27,959	25,482	52.6	47.9	9.7%
Amortization	612	415	1.2	0.8	47.6%
EBITDA	84,743	84,114	159.4	158.2	0.7%
% of sales	22.7%	24.3%	22.7%	24.3%

Capital expenditures	25,946	37,620	48.8	70.7	-31.0%
_____________________________
(1) Exchange rate: US$1.00 = Ch$531.76

Exhibit 3: Segment Information - Second Quarter 2009

	Beer - Chile		Beer - Argentina		Non-Alcoholics**		Wine		Spirits		Others/Eliminations
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

OPERATING RESULTS
(all figures in Ch$ millions)
Revenues
Core products	52,150	48,012	21,354	27,663	41,867	39,380	29,009	20,874	9,609	10,148	0	3,157
Other products	1,329	1,706	151	858	1,135	1,442	2,387	1,355	174	178	(588)	(1,514)

Total	53,479	49,718	21,505	28,521	43,002	40,822	31,396	22,229	9,783	10,326	(588)	1,644
% change	7.6%		-24.6%		5.3%		41.2%		-5.3%		NM

Cost of sales	(25,569)	(21,765)	(10,509)	(14,917)	(21,898)	(19,669)	(19,943)	(12,871)	(4,997)	(4,997)	794	(1,613)
% of sales	47.8%	43.8%	48.9%	52.3%	50.9%	48.2%	63.5%	57.9%	51.1%	48.4%	NM	NM

SG&A	(18,897)	(18,454)	(10,690)	(13,509)	(17,759)	(16,434)	(9,372)	(7,034)	(3,145)	(3,783)	(2,288)	(3,164)
% of sales	35.3%	37.1%	49.7%	47.4%	41.3%	40.3%	29.8%	31.6%	32.1%	36.6%	NM	NM

Operating profit	9,013	9,500	306	94	3,346	3,809	2,081	2,323	1,641	1,547	(2,082)	(2,223)
% change	-5.1%		225.0%		-12.2%		-10.4%		6.1%		-6.3%
% of sales	16.9%	19.1%	1.4%	0.3%	7.8%	9.3%	6.6%	10.4%	16.8%	15.0%	NM	NM

Depreciation	5,150	4,815	1,843	2,129	2,916	2,712	1,928	1,322	521	471	1,757	1,542
Amortization	5	5	12	156	0	0	258	106	37	12	(7)	(0)
EBITDA	14,168	14,321	2,161	2,378	6,261	6,520	4,267	3,750	2,199	2,031	(332)	(681)
% change	-1.1%		-9.1%		-4.0%		13.8%		8.3%		NM
% of sales	26.5%	28.8%	10.0%	8.3%	14.6%	16.0%	13.6%	16.9%	22.5%	19.7%	NM	NM

	Beer - Chile		Beer - Argentina*		Non-Alcoholics**		Wine****		Spirits
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

VOLUMES & PRICING
					Total***		Total		Total

Volume (HLs)	947,174	912,250	753,580	760,851	1,233,792	1,164,215	269,107	227,620	47,490	51,350
% change	3.8%		-1.0%		6.0%		18.2%		-7.5%

					Soft Drinks		Chile - Domestic

					821,811	785,958	126,429	124,042
					4.6%		1.9%
					Nectars		Chile Bottled Exports

					181,090	167,909	126,569	91,191
					7.9%		38.8%
					Mineral Water		Argentina

					230,890	210,347	16,110	12,388
					9.8%		30.0%

* Volumes do not include exports to Chile of 1,888 HL and 6,942 HL in Q2'09 and Q2'08, respectively.
** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.
*** In unit cases, sales from the soft drinks and mineral water segment totaled 21.7 million and 20.5 million in Q2'09 and Q2'8, respectively.
**** Volumes do not include bulk volumes of 27,719 HL (23,439 HL from Chile exports and 4,280 HL from Argentina) and 24,037 HL (19,080 HL from Chile exports and 4,957 HL from Argentina) in Q2'09 and Q2'08, respectively.

					Total		Total

Price (Ch$ / HL)	55,058	52,631	28,337	36,358	33,934	33,825	108,065	90,194	202,339	197,625
% change (real)	4.6%		-22.1%		0.3%		19.8%		2.4%

					Soft Drinks		Chile - Domestic

					32,868	33,204	74,533	60,395
					-1.0%		23.4%
					Nectars		Chile Bottled Exports

					45,154	45,576	133,078	121,312
					-0.9%		9.7%
					Mineral Water		Argentina

					28,935	28,069	174,708	159,499
					3.1%		9.5%

Exhibit 4: Segment Information - Six Months Ended June 30, 2009

	Beer - Chile		Beer - Argentina		Non-Alcoholics**		Wine		Spirits		Others/Eliminations
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

OPERATING RESULTS
(all figures in Ch$ millions)
Revenues
Core products	134,322	130,976	62,479	50,765	98,030	96,607	51,398	36,613	17,541	18,396	0	6,155
Other products	2,839	2,978	1,287	1,160	2,532	3,229	4,452	2,489	283	364	(1,766)	(2,904)

Total	137,162	133,953	63,765	51,925	100,562	99,836	55,850	39,102	17,824	18,760	(1,766)	3,252
% change	2.4%		22.8%		0.7%		42.8%		-5.0%		NM

Cost of sales	(62,079)	(52,574)	(28,712)	(26,303)	(50,410)	(47,844)	(36,117)	(24,117)	(9,212)	(9,342)	3,638	(877)
% of sales	45.3%	39.2%	45.0%	50.7%	50.1%	47.9%	64.7%	61.7%	51.7%	49.8%	NM	NM

SG&A	(43,023)	(43,141)	(27,300)	(22,530)	(39,266)	(39,063)	(17,275)	(12,954)	(5,993)	(7,132)	(1,475)	(2,734)
% of sales	31.4%	32.2%	42.8%	43.4%	39.0%	39.1%	30.9%	33.1%	33.6%	38.0%	NM	NM

Operating profit	32,060	38,238	7,753	3,092	10,887	12,929	2,458	2,031	2,618	2,286	396	(358)
% change	-16.2%		150.7%		-15.8%		21.0%		14.5%		NM
% of sales	23.4%	28.5%	12.2%	6.0%	10.8%	12.9%	4.4%	5.2%	14.7%	12.2%	NM	NM

Depreciation	10,323	10,186	4,023	3,485	5,475	5,186	3,844	2,635	1,060	996	3,234	2,994
Amortization	10	12	26	167	0	0	501	211	45	23	30	1
EBITDA	42,393	48,437	11,802	6,744	16,362	18,115	6,803	4,877	3,723	3,306	3,660	2,636
% change	-12.5%		75.0%		-9.7%		39.5%		12.6%		38.9%
% of sales	30.9%	36.2%	18.5%	13.0%	16.3%	18.1%	12.2%	12.5%	20.9%	17.6%	NM	81.1%

	Beer - Chile		Beer - Argentina*		Non-Alcoholics**		Wine****		Spirits
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

VOLUMES & PRICING
					Total***		Total		Total

Volume (HLs)	2,454,068	2,481,228	1,877,221	1,615,308	2,886,164	2,887,144	469,375	409,824	87,459	94,455
% change	-1.1%		16.2%		0.0%		14.5%		-7.4%

					Soft Drinks		Chile - Domestic

					1,907,453	1,931,930	225,357	226,074
					-1.3%		-0.3%

					Nectars		Chile Bottled Exports
					362,991	334,928	217,766	162,601
					8.4%		33.9%
					Mineral Water		Argentina

					615,720	620,286	26,252	21,149
					-0.7%		24.1%

* Volumes do not include exports to Chile of 7,905 HL and 21,810 HL in 2009 and 2008, respectively.
** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.
*** In unit cases, sales from the soft drink and mineral water segment totaled 50.8 million and 50.8 million in 2009 and 2008, respectively.
**** Volumes do not include bulk volumes of 54,855 HL (47,525 HL from Chile exports and 7,330 HL from Argentina) and 51,476 HL (39,040 HL from Chile exports and 12,437 HL from Argentina ) in 2009 and 2008, respectively.

					Total		Total

Price (Ch$ / HL)	54,735	52,787	33,283	31,427	33,965	33,461	109,502	86,989	200,561	194,758
% change (real)	3.7%		5.9%		1.5%		25.9%		3.0%

					Soft Drinks		Chile - Domestic

					33,267	32,751	77,390	59,249
					1.6%		30.6%
					Nectars		Chile - Export

					45,842	46,311	139,708	118,390
					-1.0%		18.0%
					Mineral Water		Argentina

					29,129	28,733	134,608	142,092
					1.4%		-5.3%

EXHIBIT 5: BALANCE SHEET

	Ch$ millions		US$ millions (1)%
	30-June-09	30-June-08	30-June-09	30-June-08	Change

ASSETS
Cash & equivalents	111,845	43,856	210.3	82.5	155.0%
Other current assets	292,403	230,369	549.9	433.2	26.9%

Total current assets	404,248	274,225	760.2	515.7	47.4%
PP&E, net	494,630	446,956	930.2	840.5	10.7%
Other assets	154,914	143,230	291.3	269.3	8.2%
TOTAL ASSETS	1,053,792	864,410	1,981.7	1,625.6	21.9%

LIABILITIES &
STOCKHOLDERS' EQUITY
Short-term debt (2)	65,802	11,831	123.7	22.2	456.2%
Other current liabilities	134,399	116,082	252.7	218.3	15.8%

Total current liabilities	200,201	127,913	376.5	240.5	56.5%
Long-term debt (2)	227,840	174,452	428.5	328.1	30.6%
Other long-term liabilities	43,106	56,798	81.1	106.8	-24.1%

Total long-term liabilities	270,945	231,250	509.5	434.9	17.2%

Minority interest	89,711	57,285	168.7	107.7	56.6%

Stockholders' equity	492,935	447,963	927.0	842.4	10.0%
TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	1,053,792	864,410	1,981.7	1,625.6	21.9%

OTHER FINANCIAL INFORMATION

Total financial debt	293,641	186,283	552.2	350.3	57.6%

Net debt (3)	181,797	142,426	341.9	267.8	27.6%

Liquidity ratio	2.02	2.14
Debt / Capitalization	0.34	0.27
_____________________________
(1) Exchange rate: US$1.00 = Ch$531.76
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: August 11, 2009